EXHIBIT 99.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 5, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is June 5, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they received encouraging gold-silver leach recovery results from the Yellow Jacket high-grade zone, North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports the results of a series of cyanide bottle roll tests on sample composites from the Yellow Jacket high-grade gold-silver zone, North Bullfrog, Nevada (Table 1).  The results from 22 composites throughout the currently defined high-grade area averaged recoveries of 86% for gold and 77% for silver with very low cyanide and lime consumption for material averaging 3.0 g/t gold and 29.0 g/t silver (Table 2).  The drill results to date from the Yellow Jacket Zone have yet to be incorporated into the current resource estimate and preliminary economic assessment (NR13-13, June 4, 2013) and include: NB 12-138, 72.4m of 1.74 g/t gold & 98.7 g/t silver, including 4.3m of 20.0 g/t gold & 1,519 g/t silver (see NR12-20).  The Issuer is planning to complete an updated resource estimate and preliminary economic assessment in late 2013 incorporating the results from the current drill program, new metallurgical data and past results from the Yellow Jacket zone.

The bottle roll tests were run for 96 hours and displayed characteristics of continuing metal recovery suggesting that ultimate recoveries had not been reached.  Subsequent longer term tests on coarser fractions are in progress.  Initial data indicates mineralization starts at 40m depth and extends to at least 130m, which suggests that this high-grade zone might be amenable to standard low cost open pit mining and heap leach gold-silver recovery, and could form the nucleus of a large starter pit phase that has yet to be included in the mining project model.

The silver recoveries from the Yellow Jacket zone are significantly higher than the 8% average recovery found at the other zones of the North Bullfrog project as described in the Issuer’s latest preliminary economic study (NR13-13, June 4, 2013).  The new recovery data is relatively uniform across oxidation, veining and wall rock types, suggesting that the observed hotter system temperatures have eliminated the effect of sulfide on recovery.  This is encouraging, as recent exploration work is defining a much hotter system to the north.

The Yellow Jacket Zone is a large emerging high-grade target discovered in 2012 and is the focus of the Issuer’s 2013 diamond drilling program.  Current work has been directed at extending the Yellow Jacket system to the north by approximately 1 kilometre.  The currently defined 700 metre long zone at Yellow Jacket is approximately 100 metres wide, has been tested to a depth of 130 metres and remains open in all directions.  To date, four step-out holes covering a 100 metre northern extension have been completed, and these have continued to intersect favourable veining and alteration (assays pending).  In addition, ongoing reverse circulation drilling half a kilometre north of the currently defined Sierra Blanca deposit is focused on expanding higher grade mineralization discovered in the 2012 scout drilling program.

Table 1:  Summary by rock type of new Yellow Jacket Zone bottle roll tests
Mineralization Type Summary	Avg. Gold Recovery (%)	Avg. Gold Grade (g/mt)	Avg. Silver Recovery (%)	Avg. Silver Grade (g/mt)
OX Tuff	91.2%	1.56	82%	6.50
UNOX Tuff	93.4%	1.07	72%	2.15
UNOX Vein Bx	75.1%	4.13	70%	35.05
Mixed Vein BX	89.0%	3.46	85%	46.81

Table 2
Results for 22 Yellow Jacket Zone cyanide bottle roll tests (96 hour on 80% passing 200 mesh material)
	Gold	Gold	Silver	Silver	Reagent Requirements,
Mineralization Type	Recovery,	Head Grade	Recovery	Head Grade	kg/mt ore
	(%)	[g/mt]-(calculated)	(%)	[g/mt] (calculated)	NaCN Cons.	Lime Added
OX Tuff	96.1	2.32	85.7	10	0.08	1.2
OX Tuff	96.0	2.23	85.6	10	<0.07	1.3
UNOX Vein Bx	83.8	6.54	67.8	43	0.09	1.1
UNOX Vein Bx	82.4	5.97	65.1	42	0.14	1.2
UNOX Vein Bx	73.4	3.23	61.0	44	0.12	1.6
UNOX Vein Bx	76.9	3.33	73.0	46	0.21	1.6
UNOX Vein Bx	68.7	1.98	69.9	21	0.23	1.1
UNOX Vein Bx	73.6	1.97	76.4	20	0.13	1.0
UNOX Vein Bx	78.5	5.16	70.7	32	0.20	1.0
UNOX Vein Bx	78.7	4.83	72.8	33	0.21	0.9
OX Tuff	85.4	0.82	75.8	3	0.08	1.3
OX Tuff	87.1	0.85	78.8	3	0.07	1.4
Mixed Vein BX	84.1	8.18	80.1	43	0.11	1.1
Mixed Vein BX	87.2	8.11	79.2	43	0.17	1.1
Mixed Vein BX	91.8	0.85	88.2	50	0.12	1.1
Mixed Vein BX	92.4	0.79	85.7	54	0.13	1.1
Mixed Vein BX	94.8	3.63	89.7	40	0.22	1.1
Mixed Vein BX	92.8	3.46	89.1	40	0.15	1.1
Mixed Vein BX	86.9	1.37	83.6	52	0.26	1.1
Mixed Vein BX	82.3	1.30	83.5	53	0.34	1.1
UNOX Tuff	94.1	1.36	74.2	3	0.13	1.1
UNOX Tuff	95.5	1.56	75.0	3	0.08	1.2
UNOX Tuff	91.9	0.62	72.7	1	<0.07	1.2
UNOX Tuff	91.9	0.74	66.7	1	0.11	1.2
Average	86.1	3.0	77.1	29	0.2	1.2

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 70 square kilometres in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corp.  The property package is made up of a number of private mineral leases of patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

The project currently includes numerous prospective gold targets with four (Mayflower, Sierra Blanca, Jolly Jane and Connection) containing an estimated Oxidized Indicated Resource of 36.7 Mt at an average grade of 0.26 g/t gold for 307,860 ounces of gold and an Oxidized Inferred Resource of 220.7 Mt at 0.18 g/t gold for 1,288,970 ounces of gold (both at a 0.1 g/t gold cutoff), with appreciable silver credits.  Unoxidized Inferred mineral resources are 221.6 Mt at 0.19 g/t for 1,361,000 ounces of gold (at a 0.1 g/t gold cutoff).

Mineralization occurs in two primary forms: (1) broad stratabound bulk-tonnage gold zones such as the Sierra Blanca and Jolly Jane systems; and (2) moderately thick zones of high-grade gold and silver mineralization hosted by structural zones with breccias and quartz-sulphide vein stockworks such as the Mayflower and Yellow Jacket targets.  The Issuer is actively pursuing both types of mineralization.

A video of the North Bullfrog project showing location, infrastructure access, and 2010 winter drilling is available on the Issuer’s website at http://www.corvusgold.com/investors/video/.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information (other than the resource estimate) that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, PE, a qualified person as defined by National Instrument 43-101, is responsible for coordination of the testing contractors and integration of the resulting technical data into the engineering studies at North Bullfrog.  He has prepared this material change report and approves the disclosure herein.  He has over 30 years of experience in the mining industry, is a registered professional engineer in the States of Colorado and Nevada, and is a Registered Member of SME. Mr. Brechtel is not independent of the Issuer, as he is the COO and holds common shares and incentive stock options.

Mr. William J. Penstrom, Jr., a consulting process engineer and President of Pennstrom Consulting, Inc.  has acted at the Qualified Person, as defined by NI 43-101, is responsible for recommending the metallurgical testing program, and for review and interpretation of the metallurgical testing data.  He has over 30 years of experience in mineral process design and operation, and has been an independent process and metallurgical consultant for the mining industry for the last 10 years. He is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME Member No. 2503900).  Mr. Pennstrom and Pennstrom Consulting Inc. are both independent of the Issuer under NI 43-101.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, a Qualified Person defined by NI 43-101, and by Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.  McClelland Laboratories Inc. prepared composites from duplicated RC sample splits collected during drilling.  Bulk samples were sealed on site and delivered to McClelland Laboratories Inc. by ALS Chemex or the Issuer’s personnel.  All metallurgical testing reported here was conducted or managed by McClelland Laboratories Inc.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any mining or production at North Bullfrog, the potential for any high-grade zone which is identified to be amenable to standard low cost open pit mining and heap leach gold-silver recovery or to form the nucleus of a large starter pit phase, the potential for additional resources, including high-grade zones, to be located between or adjacent to certain of the existing deposits, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s latest interim Management Discussion and Analysis and filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 5, 2013